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                                UNITED STATES                        OMB NUMBER
                     SECURITIES AND EXCHANGE COMMISSION               3235-0058
                           WASHINGTON, D.C.  20549              SEC FILE NUMBER
                                                                      000-12046
                                  FORM 12B-25                      CUSIP NUMBER
                                                                    863238-AA-9

                                     ------

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR

                  For Period Ended: March 28, 1997
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:____________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

STREAMLOGIC CORPORATION
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Former Name if Applicable

1555 ADAMS DRIVE
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Address of Principal Execution Office (Street and Number)

MENLO PARK, CA  94025
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)



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     Concurrent with this Notification of Late Filing, StreamLogic Corporation
(the "Company") filed a voluntary petition in the United States Bankruptcy Court for the Northern District of California, San Francisco Division (the "Bankruptcy Court"), seeking protection under Chapter 11 of the United States Bankruptcy Code. Based upon the bankruptcy proceedings, the Company also today applied to the Securities and Exchange Commission (the "Commission") to modify its reporting obligations under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder. In lieu of Section 13(a) reports, the Company proposed to file with the Commission, under cover of Current Reports on Form 8-K, copies of the periodic financial reports required to be filed by the Company with the Bankruptcy Court. If the Commission grants the Company's request, the Company will follow the foregoing modified reporting procedure in lieu of filing its Annual Report on Form 10-K and other periodic reports specified under the Exchange Act.

     Additionally, as set forth in the Company's Current Report on Form 8-K filed on June 5, 1997, the Company changed its certifying accountants on May 30, 1997, and appointed Deloitte & Touche, LLP ("D&T") as its independent auditors. To date, the Company has not prepared its financial statements or Annual Report on Form 10-K based on the necessity of the Company to prudently utilize its limited financial and human resources in connection with the bankruptcy proceedings and matters related thereto. Accordingly, D&T has not completed its audit of the Company's financial statements. The statement of D&T required by Rule 12b-25(c) is attached hereto.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


T. Hale Boggs, Esq.                         310                312-4269
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                       (Name)            (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             STREAMLOGIC CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 25, 1997                    By /s/ Mark M. Glickman
     ---------------------               --------------------
                                         Mark M. Glickman
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION
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       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).



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                                    EXHIBIT A

                        Statement of Independent Auditors


StreamLogic Corporation:


We have read PART III -- NARRATIVE of this Form 12b-25 of StreamLogic Corporation (the Company), and concur with the reasons stated therein regarding our inability to complete our audit of the Company's consolidated financial statements for the year ended March 28, 1997 prior to June 26, 1997, the date for timely filing of the Company's Form 10-K.

/s/ DELOITTE & TOUCHE, LLP

San Jose, California
June 25, 1997